# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 03/29/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001929650-22-000002
Filed by CIK 0001929650

## Reporting persons
- DBR HOTEL OWNER LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DBR Hotel Member LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DBR Dorado Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DBR Cerromar Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DBR Residential Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FSCO LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Federico Stubbe Arsuaga: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Federico Stubbe Gonzalez: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, TEXAS, 75254

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of each of the following persons (collectively, the Reporting Persons):
1. DBR Hotel Owner LLC;
2. DBR Hotel Member LLC;
3. DBR Dorado Ventures, LLC;
4. DBR Cerromar Ventures, LLC;
5. DBR Residential Ventures, LLC;
6. FSCO LLC;
7. Federico Stubbe Arsuaga; and
8. Federico Stubbe Gonzalez.

Federico Stubbe Arsuaga and Federico Stubbe Gonzalez are the Managers of FSCO LLC, which is the Manager of DBR Residential Ventures, LLC, which is the sole member of DBR Cerromar Ventures, LLC, which is the Manager of DBR Dorado Ventures, LLC, which is the sole member of DBR Hotel Member LLC, which is the sole member of DBR Hotel Owner LLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 22, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 120 Carretera 693, Dorado, PR 00646.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Rows 5 through 11 of each Reporting Person's cover page.
Percent of class: 0
Sole power to vote or to direct the vote: See Rows 5 through 11 of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Rows 5 through 11 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Rows 5 through 11 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Rows 5 through 11 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DBR HOTEL OWNER LLC: Federico Stubbe Gonzalez, President (04/22/2024)
- DBR Hotel Member LLC: Federico Stubbe Gonzalez, Authorized Representative (04/22/2024)
- DBR Dorado Ventures, LLC: Federico Stubbe Gonzalez, Authorized Representative (04/22/2024)
- DBR Cerromar Ventures, LLC: Federico Stubbe Gonzalez, Authorized Representative (04/22/2024)
- DBR Residential Ventures, LLC: Federico Stubbe Gonzalez, Authorized Representative (04/22/2024)
- FSCO LLC: Federico Stubbe Gonzalez, Administrative Manager (04/22/2024)
- Federico Stubbe Arsuaga: Federico Stubbe Arsuaga, Individual (04/22/2024)
- Federico Stubbe Gonzalez: Federico Stubbe Gonzalez, Individual (04/22/2024)